

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2025

Chath Weerasinghe
Chief Financial Officer
Perfect Moment Ltd.
244 5th Ave Ste 1219
New York, NY 10001

> **Re: Perfect Moment Ltd.**
> **Registration Statement on Form S-3**
> **Filed September 11, 2025**
> **File No. 333-290200**

Dear Chath Weerasinghe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Baldwin at 202-551-7172 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing